ENERGIZ RENEWABLE, INC.
135 fIRST Street
Keyport, New Jersey 07735

December 17, 2010

Filed via EDGAR

Ms. Linda Cvrkel, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Energiz Renewable, Inc.
           File No. 000-27279
           Form 10-K for the year ended December 31, 2009

Dear Ms. Cvrkel:

On behalf of Energiz Renewable, Inc. Commission File Number 000-27279 (hereinafter "the Company"), I Edward T. Whelan the President and Chief Financial Officer, hereby in accordance with your letter dated November 30, 2010, state that the Company hereby confirms with your comments and will comply with your comments in all our future filings as you requested.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Edward T. Whelan
Edward T. Whelan
Chief Financial Officer